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                    AETNA LIFE INSURANCE AND ANNUITY COMPANY

                                   ENDORSEMENT

This Contract, and the Certificate, if applicable, are endorsed as follows.

Delete Section 10.01, DEATH BENEFIT, and replace it with the following:

If a Participant dies during the Accumulation Phase, we pay a death benefit. If the Contract beneficiary requests payment of the death benefit as a lump sum or Annuity option within six months of the Participant's death, the amount of the death benefit on the date we receive notice of death and a request for payment in Good Order is guaranteed to be the greater of:

         (a) The Individual Account value as of the next Valuation Date following our receipt of acceptable proof of death at our Home Office (see 7.08 for amounts in the GAA); or

         (b)    The total of Contributions to the Individual Account, minus:

                (1)   Any amount withdrawn,
                (2)   Any outstanding loan balance,
                (3)   Or any amount used to purchase Annuity payments.

In the event that the Contract beneficiary does not request payment of the death benefit as a lump sum or Annuity option within six months of the Participant's death, the amount of the death benefit is the Individual Account value as of the next Valuation Date following our receipt of acceptable proof of death at our Home Office (see 7.08 for amounts in the GAA).

Endorsed and made part of this Contract, and the Certificate, if applicable, on the Effective Date of the Contract and Certificate.

                                     /s/Thomas J. McInerney

                                     President
                                     Aetna Life Insurance and Annuity Company


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